UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 10-D	☐ Form 20-F ☐ Form N-SAR	☐ Form 11-K ☐ Form N-CSR	☒ Form 10-Q

For Period Ended:   September 30, 2007

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

National Presto Industries, Inc.

Full Name of Registrant:

Former Name if Applicable:

3925 N. Hastings Way

Address of Principal Executive Office (Street and Number)

Eau Claire, Wisconsin 54703

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The registrant’s filing of its Forms 10-K for the years ended December 31, 2005 and December 31, 2006 did not occur within the proscribed time period due to Grant Thornton LLP’s withdrawal of its opinion for the years ending December 31, 2005, 2004, and 2003. Those withdrawals stemmed from the controversy surrounding the SEC’s staff’s mandate that an investment company footnote be inserted into the Company’s financial statements for the year ended December 31, 2005. Subsequently, the firm withdrew from the audit engagement as well. Despite the Seventh Circuit Court of Appeals decision on May 15, 2007, in which the court ruled that the Company is not and never has been an investment company, Grant Thornton declined the Company’s request to reinstate its opinions. Audited prior year figures are usually a prerequisite to filing an annual report and Form 10-K. Without Grant Thornton’s consent, the years ended December 31, 2004 and December 31, 2003 had to be reaudited. The registrant did request concurrence from the SEC staff to file Form 10-K financials for the years ended December 31, 2005 and December 31, 2006 without reaudited 2003 and 2004 figures. That request was denied on or about March 14, 2007. Forms 10-K for the years ended December 31, 2005 and December 31, 2006 were ultimately filed on August 24, 2007 and August 27, 2007, respectively. Forms 10-Q for the 2006 quarters were completed thereafter on October 9, 2007.

Because all of its efforts had previously been directed at completing its filing obligations through 2006, it was and is not possible for the registrant to file Forms 10-Q for the first two quarters of 2007, nor is it possible to file Form 10-Q for the third quarter of 2007, in a timely manner. The registrant anticipates that the above referenced Form 10-Q filings will be made during first quarter of 2008.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Maryjo Cohen	715	839-2021
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐  Yes     ☒  No

The following reports have not been filed: Two quarterly Form 10-Q reports for 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐  Yes    ☐  No     See Attachment

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Presto Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ Maryjo Cohen

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Part IV, Question 3 Attachment

As discussed in more detail above, the registrant’s 2007 quarterly financial statements have not yet been completed, reviewed or filed. As a result, it is not appropriate for the registrant to comment in this filing on changes in results of operations that may be reflected in the earnings statements as compared to the prior year’s comparable periods.